

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2016

Mail Stop 4631

<u>Via E-mail</u>
Edmond R. Coletta
Senior Vice President
Casella Waste Systems, Inc.
25 Greens Hill Lane
Rutland, Vermont 05701

      Re: Casella Waste Systems, Inc.
             Form 10-K/A for Fiscal Year Ended December 31, 2015
             Filed April 29, 2016
             File No. 0-23211

Dear Mr. Coletta:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Terence O'Brien

      Terence O'Brien
      Branch Chief
      Office of Manufacturing and
      Construction